

THRIVELAB

Profitable, AI-powered healthcare company focused on hormone health, nutrition and mental well-being

OVERVIEW   DETAILS   POSTS   WHAT INVESTORS SAY   ASK A QUESTION

Highlights

1	Profitable, AI Powered Healthcare Platform with In-Network Insurance Contracts Covering 150M Lives
2	Patent Pending AI Engine cut industry standard time to care by 76% and cost of care by 64%
3	Multi-specialty care team, pairing patient w/ a provider, nutritionist and licensed therapist.

4   6 million raised to date from founders and investors

5   Recurring revenue model, exceeding $6M ARR (206% YOY Growth) and 63% Gross Margins

6   ♂Scalable acquisition model: 4 Month CAC payback and 95% subscription retention rate.

7   #2 Women's Clinic in the Country (Tristpilot) Over 900+ Five Star Reviews

8   ⚕Experienced leadership team with multiple exits and experience scaling global brands

Featured Investor



Anthony J Stanganelli
Invested $25,000 ⓘ

Follow

"I have personal experience with the company. I am a patient, and they are top notch. The nurse practitioner I work with, and the support staff are second to none. I further am in line with their vision to deliver high quality bio identical hormones at an affordable price making them available to a much broader range of consumers or patients. Thrivelab is helping to bring hormone therapy, but not your average hormone therapy, bioidentical hormone therapy which is easier on your body, easier on your organs and in general much less invasive to tens of thousands that would otherwise not be able to afford it."

Team



Joshua Host   CEO, Co-Founder, Board Member



Joshua Host CEO, Co-Founder, Board Member

Joshua Host is a mission driven founder that has created over $200 million in enterprise value and exits. Josh is a servant leader dedicated to scaling purpose built teams with the objective of changing the world. MBA from Pepperdine.





Dr. Nayan Patel Chief Clinical Officer, Co-Founder

Dr. Nayan Patel is an internationally-recognized scientist, consultant, and lecturer on regenerative medicine. Dr. Patel has served over 250k patients with hormone health plans. PharmD from USC.





Dr. Ryan Jones Chief Medical Director, Co-Founder

Dr. Ryan Jones completed his medical education at UT Southwestern Medical School and subsequently focused his efforts on obtaining a broad base of clinical experience at multiple levels and stages of healthcare delivery.



Rahula Kochar Chief Technology Officer, Co-Founder

Rahula Kochar has two decades of experience building award-winning healthcare technology platforms to improve patient outcomes.





Dushan Batrovic Chief Financial Officer

A founder, investor and CFO with over 20 years of tech company experience. Engineering degree, MBA and CPA certified.

Memo



Joshua Host, CEO   joshua@thrivelab.com

Founder's Story

Nearly ten years ago I was struck by a car while riding my road bike down PCH. I was left with a tramatic brain injury and serious cognition issues.

After two years of seeing specialists I was unable to find resolution to my symptoms. Until I read a paper by Harvard Medical School on the off-label treatment of tramatic brain injuries with bio-identical hormone replacement therapy.

<u>Within 30 days of starting treatment my symptoms were gone!</u>

I was elated and determined to better understand who else was suffering from hormone imbalances. I started going to conferences and reading everything I could get my hands on. I was shocked. Over 72% of Americans between 35-65 were suffering from a hormone imbalance and only 12% were able to find care. Due to a shortage of specialists, high cost of care and miss-diagnosis.


After personally experiencing this gap in care, I was compelled to take action
72%
of Americans
Aged 35-65 Suffer From Hormone Imbalance
Only
12%
Find Treatment Due To High Cost And Lack Of Access
thrivelab

We assembled a founder's team of doctors that have served over 250,000 patients and who's last 3 text books have been the text book for board certification in hormone health. Along with our technology team of AI experts, healthtech developers and healthcare operators with 5 combined exits totalling over $100M.

Our mission was to make hormone health accessible and afforable nationwide. Our approach would be to combine people and technology to drive life changing outcomes. To get this right we created massive clarity around our values so we could recruit, indoctrinate and scale.

Values

Radical Accountability || Vulnderable Authentity || Growth through adversity The Key to Abundance and Life Changing Outcomes.

With over 147 applicants per position, we painstakenly sourced mission driven team members that were aligned, experienced and driven.


3
We assembled a team of multi-disciplinary founders and leaders

Led By Mission-Driven Founders and a Veteran Leadership Team with 25 Years of Healthcare, Technology & Consumer experience.


Jordan Colwell
VP of Operations


Dr. Ryan Jones
Chief Medical Director


Taylor Zentz
VP of Marketing


Rahula Kochar
Chief Technology Officer


Dr. Bimisa Renteria
Director of Clinicians


Joshua Host
Chief Executive Officer


Dr. Nayan Patel
Chief Scientific Officer


Lindsay Blumeyer
VP of Patient Care


Dushan Batrovic
Chief Financial Officer


Jennifer While
VP of Clinical Support

thrivelab

Our founding team got to work leveraging data from 250k patient interactions, the latest AI technology and robotic process automation to develop an end-to-end platform that <u>reduced the standard time of treatment by 76%</u>. From 24 days to just 3.48 days.

We built an Rx management software that decreased time to ship from 3 days to same day for prescriptions received by 2pm pst and a <u>98% on-time delivery rate.</u>

We eliminated patient pain points and drove life changing outcomes resulting in over <u>900 Five Star reviews and earning the #2 Women's Clinic in the country</u> according to Trust Pilot.

All these improvements not only improved patient outcomes and experience, but <u>reduced the cost of care by 64%</u>!

As a result revenue increased revenue 206% in 2023 and is on pace to hit $7M by end of 2024.

4

Leveraged protocol insights from 250k patient interactions

We Built An AI Powered Telehealth Platform
to Make Hormone Health Accessible and Affordable Nationwide.

Reduced time to

Subscribed

treatment by 76%
Reduced cost of treatment by 64%
On time Rx delivery 97%
3k Patients
4.8 TrustPilot 700+ 5 Star reviews
$5M 2023 sales (up 206%)
thrivelab

I feel so honored to be on a team with "life changing outcomes" as a core value. Every day our team is driving innovation that improves and accelerates outcomes for patients.

One major breakthrough was the integration of nutrition and life coaching. With certified dieticians and licensed therapists. All covered by insurance. The combination of drug intervention and behavior modification has driven unparalleled results for patients.

The amount of data we are collecting is incredible. The new features we have planned will radically change the status qou for holistic care. Think photo food logging apps. Gamification with integration to your Apple Health data. The case uses and associated outcomes are stacking.



5
Our differentiated multi-specialty care team approach drives better outcomes
Hormone, Nutrition & Life Plan All Focused On Alleviating Your Perimenopause & Menopause Symptoms
Multi-Disciplinary Care Team
Wholistic Healthcare
• Covered by Insurance
• Hormone Health
• Virtual Care
• Personalized Plans
• Telehealth
• On Demand Care
Angela Garcia RDN, CSOWM, LD
Registered Dietitian Nutritionist
Nutrition Coaching
• Covered by Insurance
• Behavior Modification
• Goal Setting
• Meal Planning
• Food Logging
• Accountability
Dr. Trent Nguyen PHD
Licensed Therapist & Life Coach
Life Coaching
• Covered by Insurance
• Behavior Modification
• Emotional Regulation
• Life Management Tools
• Workbook Assignments
• Group Classes
thrivelab

While we are a mission driven team we understand our ability to scale is based on building a business of substance. With 94% recurring revenue and multiple streams we have achieved the best unit of metrics for our competitive co-hort.

Monthly subscription revenue is a recurring platform fee for the tech features that provide proactive continuum of care, symptom tracking, improved accessibility and Rx management.

Medication revenue is also recurring and covers the cost of medications purchased on our platform and shipped directly to the patients door each month. From BHRT, to GLP1s and over 400 SKUS. All drop shipped from pharmacy partners. Meaning no inventory.

Clinical Copays are paid upfront to book appointments for providers accross the platform. While it is not recurring the consistent frequency of appointments during the course of the year mimics recurring revenue.

Lastly, insurance revenue from in-network contracts which has been increasing by over 25% a month. Now insurance companies have begun referring patients as well with a zero acquisition cost.


6
With multiple streams of recurring revenue
Monthly Subscription
Includes:
Dedicated Care Team
On-Demand Care
Proactive Plan Optimizer
Symptom Tracker
Rx Management
Medications
Bioidentical Hormone Replacement Therapy
Thyroid
thrivelab
Clinical Copays
Covering sessions with:
Hormone Specialist
Registered dietician
Mental health therapist
Primary care provider
Insurance Reimbursement
In-network contracts
BlueCross BlueShield
Medicare
aetna
United Healthcare
cigna
+ More Soon
thrivelab

Every time a patient opts out there is an offboarding call. The data from these calls is reviewed each week by the retention sub-committee. One major observation was that 44% of churned patients cited the desire to use insurance as their reason for opting out.

We also identified that none of our competitors offered insurance. As we dug in we found out that the few that had submitted for in-network contracts had been denied. So we determined this would be not only a major benefit for patients, but also a sustainable competitive advantage.

We engaged with a billing and credentialing company in April of 2024 and started strategically submitting requests for contracts based on our patient outcomes and depth of services offered. At first we too received rejection letters. We kept at it and within less than a year we were able to secure in-network insurance contracts with United Healthcare, Aetna, Cigna, Blue Cross Blue Shield, Medicare, Medicaid and many others. Representing over 150M lives and 94% of our patient population.

As a result retention improved 25%, patient acquisition cost dropped by 45% and our patient life time value increased by 35%. Remarkable.

44% of Churned patients cited desire to use insurance.

So We Secured In-Network Insurance Contracts Covering 94% Of Our Patients And 150M+ Lives.

BlueCross BlueShield   United Healthcare   aetna   cigna healthcare   Medicare

Retention Improved	CAC Down	LTV Up
25%	45%	35%

thrivelab

Margin is what allows us to scale mission. We know this and have been at

Margin is what allows us to scale mission. We know this and have been at work driving phenomenal unit of metrics for our investors. In just 6 months we were able to nearly tripply our life time value to patient acquisition cost. Meaning now <u>for every dollar we invest in marketing we are getting back 750%!</u>



8
Line expansion & Insurance reimbursement nearly tripled our LTV/CAC
CURRENT
7.5X
LTV / CAC
Based on revenue
4.7X
LTV / CAC
Based on gross profit
6 MONTHS AGO
2.8X
LTV / CAC
Based on revenue
1.8X
LTV / CAC
Based on gross profit
thrivelab

When patients speak, we listen and they kept asking for primary care services. They trust their Thrivelab provider and wanted a one stop shop. After months of researching the primary care market we were shocked to find over 100M Americans live in primary care shortage areas and the average wait time nationwide for primary care is 26 days. Compare this to 2.4 days on the Thrivelab platform!

We kicked off an extensive training program. Repurposed our AI tools for primary care. Built out the marketing funnel and started serving our patients for primary care needs.

The program has been wildly successful for patient experience and as a result we were able to develop an expanded list of primary care services so it can serve as a new entry point.

9
Patients kept asking for Primary Care services and we saw a big opportunity


Patients Are Disenfranchised With Long Wait Times And Impersonal Service
100 Million
US population in Health Professional Shortage Areas for Primary Care
17,325
Practitioners needed to fill the gap
26 Days
Average wait time for primary care service
Thrivelab Launches Primary Care Beta For Existing Patients
Provides patients with the One-Stop-Shop they have been asking for.
Alleviates the Primary Care Provider as our largest competitor for hormone health.
Creates hub and spoke for referrals to Thrivelab specialty providers.
Improves LTV/CAC by 1.25x
thrivelab

This is meaningful as the primary care providers serves as the hub and spoke for recommendations across the spectrum of care. Further, under the existing primary care model patient data was stuck in closed-end EHR. In Thrivelab's integrated model all patient data is in one LLM that leverages AI tools to create cross specialty collaboration, diagnostics and insights that are not available in the existing healthcare space. The power of this approach for all stakeholders cannot be understated.


10
Current healthcare model is non-collaborative with siloed data
Thrivelab's Integrated Approach Aligns Providers Around Patient Objectives and Unlocks Data to Leverage AI
Customer Convenience
Unified access to care and health information under one patient portal
Better Health Outcomes
Proprietery health data fuels our AI engine: more data = better outcomes
Primary Care Data
Hormone Health Data
Mental Health Data
Thrivelab AI Engine
Dermatology Data
Lab Data
Nutrition Data
thrivelab

thrivelab